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                               June 20, 2023

       Harold Dichter
       Deputy General Counsel
       Epic NewCo, Inc.
       2400 Market Street
       Philadelphia, Pennsylvania 19103

                                                        Re: Epic NewCo, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form 10-12B
                                                            Submitted May 26,
2023
                                                            CIK No. 0001967649

       Dear Harold Dichter:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form 10-12B

       Key Trends Affecting Our Results of Operations, page 73

   1. Please enhance your disclosure to elaborate upon the actions taken or planned to mitigate inflationary pressures
in response to price increases you experienced in fiscal year 2022 and the six months
ended March 31, 2023. Describe how much of any increase in costs you have been able to
pass along to customers, which resulted in increased revenues.
                                                        Explain whether you
believe you will be able to continue pass along such costs and why.
                                                        If you believe the risk
of inflationary pressures has been or will be material to your results of operations, provide
related risk factor disclosure.
 Harold Dichter
FirstName  LastNameHarold Dichter
Epic NewCo,   Inc.
Comapany
June       NameEpic NewCo, Inc.
     20, 2023
June 20,
Page 2 2023 Page 2
FirstName LastName
       Please contact Rucha Pandit at (202) 551-6022 or Mara Ransom at (202) 551-3264 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Alison Z. Preiss